Exhibit 99.1

Disclaimer 2 Forward - Looking Statements This presentation by CTW Cayman (the “Company”, “We” or “Our) contains forward - looking statements . All statements other than statements of historical facts contained in this presentation, including without limitation statements regarding our future results of operations and financial position, future revenue, timing, progress and expected results of our services and products, business strategy, prospects, research and development costs, timing and likelihood of success, the size of the market opportunities, as well as plans and objectives of management for future operations, are forward - looking statements . These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . The words “anticipate,” “believe,” contemplate,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these terms or other similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words . The forward - looking statements in this presentation are only predictions and represent our views as of the date of this presentation . Although we believe the expectations reflected in such forward - looking statements are reasonable, we cannot guarantee that the future results, advancements, discoveries, levels of activity, performance or events and circumstances reflected in the forward - looking statements will be achieved or occur . The forward - looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth, and expansion, including our ability to meet our goals ; current and future economic and political conditions ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract clients and further enhance our brand recognition ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; the COVID - 19 pandemic ; and other assumptions described in this prospectus underlying or relating to any forward - looking statements . Accordingly, readers should not rely upon forward - looking statements as predictions of future events . Except as required by applicable law, we undertake no obligation to update publicly or revise any forward - looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise . No representations or warranties (expressed or implied) are made about the accuracy of any such forward - looking statements . We operate in a very competitive and rapidly changing environment . New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the forward - looking events and circumstances described in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements contained in this presentation . Market & Industry Data This presentation contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third - party industry research firm, to provide information regarding our industry and market positions . This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates . We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports . The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors . These and other factors could cause results to differ materially from those expressed in these publications and reports .

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CTW at a Glance Games since 2013 Strong game portfolio KPI statistics Established in Tokyo, Japan Countries with paid users 1 : 191 G123 platform users 2 : ~1 billion 36 games in operation 3 6 games in pre - registration 3 19 new games in backlog 3 FY 2025 Revenue: €90.3M Cumulative active users 1 : 261M MAU 1 : 3.4M ARPMAU 1 : €2.64 G123: Global Game Platform (1) For the year ended July 31, 2025, (2) cookie - based determination, since inception of the platform, and as of March 2026, (3) As of March 2026 4

Investment Highlights CTW stands out in the large and fast - growing gaming market as a unique IP game platform offering an attractive combination of high margin, low risk, and scalable sustainable growth Strong consumer interest in Japanese anime brings CTW huge growth potential as a leading globally accessible, web - based gaming platform focusing on Japanese IP franchises CTW’s long - standing relationships with IP holders and high success rate enable robust game pipeline: 36 games on platform with 6 games in pre - registration and 19 more in backlog 1 CTW leverages AI - driven technologies to improve operating efficiency and long - term success, particularly in optimizing ROAS , enhancing gamer support , and streamlining game localization across its G123 platform CTW is pursing growth through multiple vectors: global expansion and a strong IP acquisition plan in the pipeline, plus new capabilities within or outside of our immediate ecosystem CTW is profitable and is well - positioned for long - term growth and sustainability (1) As of March 2026 5

$381M $620M $871M 2019 2024 2028E Growing Demand for Anime IP - Based HTML5 Gaming $60B $84B $124B 2019 2024 2028E All Mobile Games Anime HTML5 Games Key Drivers of Global H5 Games and Anime IP - based H5 Games Market x IP licensing and content innovation x Globalization and geographic user base expansion x Technological advancement (HTML5) x Growing user demand for leisure and entertainment Development Trends of Global H5 Games and Anime IP - based H5 Games Market x Technological evolution and the “micro - client” revolution x Anime IP and the emergence of a pan - entertainment ecosystem x User - generated content (UGC) and decentralization trends x Sustainability focus x Emerging markets and localization 6.9M Developers today 9.9M Developers in 2028E 7% CAGR 2019 - 24 10% CAGR 2019 - 24 9% CAGR 2024 - 28 10% CAGR 2024 - 28 Source: Frost & Sullivan 6

$87.3M Tencent Games Poki GameSamba DMM Games Furthering Presence for Anime Beyond Japan Global Top Anime IP - based HTML5 Platform (2023 gross billings) 1 82% Japan 18% ROW CTW established its leadership in anime IP - based gaming in Japan… …and is now going after a global audience Rising popularity of anime content globally , including games, fueled by the increasing accessibility through platforms Source: Frost & Sullivan, calendar year 2023 7

Autonomous Ad ROAS AI - Driven Intelligence Free - to - Play Cross Platform Multi lingual Payment Management Platforms Fraud Detection Data Insights Proprietary Technology Platform: G123 Open G123 on mobile Partnerships with >26 experienced game developers 1 Partnerships with 30 renowned Japanese animation holders 1 8 (1) As of July 31, 2025

Monetization Via High-Margin, Low-Risk Revenue Share Model

IP HOLDER / PUBLISHER

Popular IP



Royalty = 0%-12% of revenue

Build strong relationship with IP holder and publisher to launch **NEW IP GAMES**

DEVELOPMENT PARTNER

High quality development



Development Advance

Rev Share = ~10% of revenue

Build partnership with **TOP TIER** engineers to develop high quality games with limited cost and timeline

G123 GAME PLATFORM

Center of intelligence and excellence

CTW

G123


9:19
4G
g123.jp
G123
English
Board the Yamato towards tomorrow and a brighter future!
YAMATO
Pre-register now on G123!
Upcoming games
Yowamushi DR
IseHappiness
Galactic Heroes
Register
Register
Register

USERS

Play IP games with any device at any time





In-Game Purchases

ENGINEER

DIGITALIZE and **AUTOMATE** business flow to maximize capability

MARKETING

ROAS-BASED MARKETING strategies via granular data and discovery algorithm to acquire new users and trials

CTW

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10 Turning High Quality Japanese IP into Exciting Video Games Established partnerships with 30 renowned Japanese animation holders 1 45 IP licenses obtained from rights holders to distribute 28 games 1 (with additional IPs to be launched in remainder of 2025 through 2027) Top - Tier IP Quality Marketability Value Strong IP Acquisition Plan High Quality Video Games (1) As of July 31, 2025 Provide privileged access to iconic characters and storylines Leverage established fan base of the original IPs Foundation for attracting end - users/gamers, enhancing user engagement, and driving in - game purchases

Globally Recognized IP Franchises on G123


High School DxD


Queen's Blade


So I'm a Spider, So What?


Arifureta


Negima! Magister Negi Magi


Kakegurui


VIVID ARMY
Vivid Army


Doraemon


The Apothecary Daries
Palace Chronicles


Legend of the Galactic
Heroes

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12 Collaborating with Top - tier Third - Party Game Developers Challenges to Game Developers & Opportunities to CTW x Restrictive licensing x Difficulties in monetization x High cross - platform development costs x Increasing user acquisition costs CTW Provides Comprehensive Offering that Meets Developer Needs x Reach broad global audience x Generate revenue via in - game purchases x Seamless access to IP resources x Support for development & distribution Disciplined Capital Allocation Developer Monetization at Scale We have partnered with >26 experienced game developers 1 (1) As of July 31, 2025

Intuitive User Engagement Experience x Free to play x No installation x Instant game launching x Native app feel x Multi - device support x Rich variety of genres x Cross - device data syncing 13

Growing Global Community of Gamers & Anime Fans Where do G123 gamers play? 70% Japan U.S.A 7% South Korea 10% (1) For the year ended July 31, 2024, (2) For the year ended July 31, 2025 14 Taiwan 4% Hong Kong 1% Canada 1% In - game Purchases by Country 2 x Paying users from 191 countries in 2025 2 , as compared to 159 in 2024 1 x Growing revenue contribution from outside of Japan: 19% in 2024 1 to 30% in 2025 2 x Localized for major languages in Asia, America, and Europe x Compatible with leading international payment platforms

Repeatable Model with Scalable Upside and Controlled Risk Drives Long - term Sustainability Low Upfront Investment per Game IP + Game Pairing Hits Scale Up Mitigate Losses Expand Reduced Ad Spend 15 • Moderate prepayment • Fast go - to - market • Limited IP risk • Drive user acquisition • Maximize monetization • Control ad spend • Gradually recoup prepayment

Data-driven ROAS Optimization

Marketing Funds

- ✓ Invest in marketing activities year-round
- ✓ Invest in **high growth drivers**

Growth Acceleration

- ✓ Accelerate growth via fast game monetization and topline cost control
- ✓ Driven by **user engagements and experiences**



Daily ROAS Prediction
116%
ROAS[1]
Daily ROAS Adjustment

Marketing Intelligence

- ✓ Analyze user behavior acquired at each touch-point
- ✓ Support and **maximize monetization** opportunities

User Acquisition

- ✓ Optimize platform for best user acquisition
- ✓ Utilize ROAS performance to **accelerate user conversion rate** and topline growth

CAC[1]
$1.50

New User Revenue[1]
$1.75

ROI driven model underpins our scalability

High ROAS + Efficient User Acquisition =
Growth in In-game Purchases

(1) For the year ended July 31, 2025

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AI - Enhanced Operations Project Management System Creative Operation System Localization Tool Ad Management System Customer Support System Game Launch Game Growth x AI - assisted creative production x AI localization for global markets x AI - driven ad campaign optimization x Real - time performance marketing adjustments x Improved user acquisition efficiency Game Lifecycle Management x AI - assisted customer support x AI operational monitoring x Efficient long - term game operations 17

AI Improves Platform Scalability

Traditional Game Publisher	CTW
More Games	More Games
↓	↓
More Employees	AI-Assisted Operations
↓	✓ supports portfolio scalability ✓ enables lean operational structure ✓ improves marketing efficiency ✓ supports global distribution
Higher Costs	↓
	Controlled Cost Growth

Case Study: Vivid Army

-40%

CAC[1] reduction in FY21, first year after AI launch

-90%

CAC[1] reduction in FY25, six years after AI launch

(1) CAC = customer acquisition cost

CTW 18

116% Return on Ads Spent (ROAS) 1 $2.64 Avg. In - game Purchase Per Monthly Active User (ARPMAU) 1 $100.74 Avg. In - game Purchase Per Paid Monthly Active User (ARPPMAU) 1 1.6 hours Avg. Daily Time per Daily Active User Spent on Platform 1 59.6% 37.5% RETENTION RATE FOR PAYING USERS Day 1 Day 7 1 1 Platform Engagement Drives Attractive Unit Economics €1.50 (1) For the six months ended January 31, 2025 (1) For the year ending July 31, 2025 19 €1.75 Customer Acquisition 1 Cost (CAC) Average In - Game Purchases Per Created User 1

Growing a Base of Highly Engaged Users Our paying user base grew by 384% from 121,835 in 2021 to 589,800 in 2025 Cumulative Active Users In millions Our average MAU grew by 252% from 958,578 in 2021 to 3,378,835 in 2025 Mid - Term Scaling 47.1 62.6 88.5 2023 2024 2025 2.17 2.30 3.38 2023 2024 2025 Monthly Active Users In millions Paying Monthly Active Users In ‘ 000 191 214 261 2023 2024 2025 +41% +47% +22% 20

Multiple Levers for Continued Growth IP Acquisitions • New genres • New regions • IP remix Continuing to invest in high quality IPs and top tier developers Developer Expansion • Global expansion • New collaborations 19 new games in backlog, including 6 already in pre - registration Overseas is leading anime growth, particularly U.S., Europe, other Asia AI - driven Technologies • ROAS optimization • Accelerate development and launch of games Global Reach • Global market expansion • Enhanced brand visibility Product Content Leveraging advanced AI - driven technologies and introducing value - added services Expanding in - house capabilities to gain more control over ecosystem New Capabilities • Gateway & payment hubs • Virtual in - game currencies Other Capabilities Additional • Specialty content makers • Ecosystem players 21

Featured Recent Releases Robust Pipeline of New Titles Drives Growth October 2024 April 2025 January 2025 February 2025 June 2025 December 2025 (1) As of March 2026 22 7 new games launched during fiscal 2025 $32.3 million of in - game purchases collectively generated during fiscal 2025 6 new games in pre - registration 1 19 new games in backlog 1

Case Study: Vivid Army 23 1) On cumulative basis through July 31, 2025, (2) for fiscal 2025, (3) As of July 31, 2025 Launched March 2019 March 2019 Gross Profit July 2025 $334 million in - game player purchases 1 39,382 daily active users 2 Since launch : Recent performance : $2.4 million average monthly in - game purchases 2 $81,000 daily transactions 2 ~25 million active users 3 278,151 paying users 3

Recent: So I'm a Spider, So What? Ruler of the Labyrinth Launched October 2024 €1.4 million i n - game purchases in first full month of operation 24 1,238,759 active users through July 31, 2025 €6.5 million total revenue in first ~3 months of launch

$32.2 $30.8 $33.4 $35.0 $41.2 $49.2 $42.0 $39.4 $41.9 $42.5 $49.1 $57.9 H1 2023 H2 2023 H1 2024 H2 2024 H1 2025 H2 2025 Accelerating Growth High demand for in - game purchases through our unique monetization model In - Game Purchases Revenue $90.4M FY2025 Y/Y $107.0M +27% +32% Fiscal 2024 In - Game Purchases and Revenue ($m) Fiscal 2025 $107.0M In - Game Purchases up 27% in FY 2025 +32% Revenue growth to $90.4 million in FY 2025 Revenue In - Game Purchases 25

Segment Profits ($m) Growing Profitability Net Income ($m) Adjusted EBITDA ($m) $25.0 $27.0 $31.3 $3.4 $6.0 $3.8 $10.6 $12.0 $8.0 % of Revenue % of In - Game Purchases FY2025 FY2024 FY2023 FY2025 FY2024 FY2023 FY2025 FY2024 FY2023 8.8% 17.5% 16.9% 4.2% 8.7% 5.4% 30.7% 32.0% 29.3% +16% Investments in : AI – driven optimization Creative capabilities Marketing support + IPO transaction costs 26

Key Definitions References in this presentation to: 27 “Active User” are to any user that spend at least one (1) minute on G 123 . jp platform during the applicable period . Active users are calculated based on cookie - based uniqueness, meaning that each unique browser - cookie combination is counted once . Note that this method does not dedupe across different browsers or devices – if the same person uses multiple devices without logging in, they will be counted multiple times . “ARPMAU” are to average in - game purchase amount per monthly active user during a given period, calculated by dividing the total in - game purchase amount in a given period generated on our G 123 . jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period “ARPPMAU” are to average in - game purchase amount per paying monthly active user during a given fiscal year, calculated by dividing the total in - game purchase amount in a given fiscal year by the average number of paying monthly active users, which is averaged over each month by further dividing 12 “CAC” are to customer acquisition cost, represented as the advertising expenses incurred during a given period divided by the number of created users on the G 123 platform during the period . Advertising expenses include all costs recorded under advertising expenses on the financial statements during the applicable period, while created users refer to any user account created on the G 123 . jp platform during the applicable period, including both active and non - active users . “MAUs” are to monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G 123 . jp platform at least once during the preceding 30 - day period . MAUs for a given period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period “ Paying User” are to any user that makes at least one in - game purchase of no less than US$0.01 during the applicable period; “PMAUs” are to paying monthly active users, which is a performance indicator that captures the number of users who made at least one in - game purchase, and have spent at least one (1) minute on G 123 . jp platform during the preceding 30 - day period . PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period ; “ROAS” are to return on advertisement spending based on created users, calculated by dividing average in - game purchase amount per created user divided by average advertising expenses per created user during the applicable period “Gross in - game purchase amount” means the total in - purchase amounts, or top - ups, paid by end - users for games on G123.jp platform. “Retention rate” measures the percentage of users who return to the same game on a specific day (e . g . Day 1 , Day 7 and Day 30 ) after their initial engagement . Platform retention rate is the average of the per - game retention rate of each day during a given period

GAAP to Non-GAAP Reconciliation

	FY 2023	Fiscal 2024			Fiscal 2025		
	FY 2023	H1 2024	H2 2024	FY 2024	H1 2025	H2 2025	FY 2025
GAAP Net income	$3,398,384	$3,971,227	$2,006,412	$5,977,639	$638,785	$3,189,778	$3,828,563
Depreciation and amortization	779,368	899,404	1,168,302	2,067,706	1,323,096	1,350,159	2,673,255
Amortization of right-of-use asset	1,369,188	755,100	879,733	1,634,833	1,017,089	1,438,122	2,455,211
Interest income, net	(41,035)	(708)	(300,277)	(300,985)	(282,507)	(211,851)	(494,358)
Income tax expense	1,838,174	1,999,078	219,510	2,218,588	(384,307)	961,073	576,766
Extraordinary Income	0	0	0	0	0	(4,709,029)	(4,709,029)
Impairment of advance to game developers	2,457,900	412,796	(11,345)	401,451	1,113,863	2,033,548	3,147,411
Impairment of prepaid royalties	831,624	0	0	0	278,747	204,402	483,149
Adjusted EBITDA (non-GAAP)	**10,633,603**	**8,036,897**	**3,962,335**	**11,999,232**	**3,704,766**	**4,256,202**	**7,960,968**

In addition to reporting financial results prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), CTW Cayman ("CTW" or the "Company") presents Adjusted EBITDA (non-GAAP) for the second half and full fiscal years 2025 and 2024. Adjusted EBITDA (non-GAAP) is a non-GAAP financial measure intended to provide management and investors with additional insight into CTW's underlying operating performance. This measure is unaudited and is not included in CTW's audited consolidated financial statements or Form 20-F.

CTW defines Adjusted EBITDA (non-GAAP) as net income (loss) before: interest income and expense, income tax expense (benefit), depreciation and amortization, impairment losses (recoveries), and other items that management considers non-core or not reflective of ongoing operations. Management believes Adjusted EBITDA (non-GAAP) highlights operating results that are more comparable across periods by excluding the effects of non-cash charges, financing decisions, and items that can vary among companies due to capital structure or tax jurisdiction differences.

Adjusted EBITDA (non-GAAP) should be considered in addition to, and not as a substitute for, GAAP measures such as income from operations, net income, or cash flows from operating activities. Because companies may define Adjusted EBITDA differently, CTW's presentation may not be directly comparable to similarly titled measures used by other companies. This measure is presented solely to provide investors with supplemental information and should not be regarded as a measure of liquidity, profitability, or financial condition under GAAP. Management uses Adjusted EBITDA (non-GAAP), together with GAAP income from operations and net income, to evaluate CTW's operating performance and to assist in financial and strategic decision-making. The Company believes this measure provides investors with a clearer view of CTW's ability to generate earnings from its core gaming and platform operations.

CTW

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Thank You FNK IR – Matt Chesler, CFA i nvestor@ctw.inc 29